Prospectus Supplement No. 3 (To Prospectus dated September 6, 2012)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-181051

Sears Hometown and Outlet Stores, Inc.

This Prospectus Supplement No. 3 contains information that relates to our Prospectus dated September 6, 2012 and should be read in conjunction with such Prospectus

This Prospectus Supplement No. 3 supplements and amends, and should be read in conjunction with, the Prospectus dated September 6, 2012, Prospectus Supplement No. 1 dated September 10, 2012 and Prospectus Supplement No. 2 dated September 17, 2012 (collectively, the “Prospectus”), relating to the distribution by Sears Holdings Corporation (“Sears Holdings”) to each holder of its common stock as of the close of business on September 7, 2012 (the “record date”) at no charge, of transferable subscription rights (the “subscription rights”) to purchase up to an aggregate of 23,100,000 shares of the common stock of Sears Hometown and Outlet Stores, Inc. (“Sears Hometown”), par value $0.01 per share, at a price of $15.00 per whole share (the “rights offering”). Sears Holdings distributed to each holder of its common stock as of the record date one subscription right for each full common share owned by that stockholder as of the record date, except that holders of Sears Holdings’ restricted stock that was unvested as of the record date will receive cash awards in lieu of subscription rights. Each subscription right entitles its holder to purchase from Sears Holdings 0.218091 of a share of Sears Hometown common stock.

Reminder of Expiration Date

We are issuing a reminder today that the rights offering will expire at 5:00 p.m., New York City time, on October 8, 2012, unless extended.

Computershare Inc., the subscription agent for the rights offering, has advised us that it will be open on October 8, 2012, which is Columbus Day. However, October 8, 2012 is a U.S. postal holiday as well as a federal bank holiday. As a result, the United States Postal Service will not deliver mail and many of the nation’s banking institutions will be closed on October 8, 2012.

Each subscription right entitles its holder to purchase 0.218091 of a share of Sears Hometown common stock. The exercise price of the subscription rights is $15.00 per whole share of Sears Hometown. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of subscription rights will be eliminated by rounding down to the nearest whole share. Accordingly, unless you hold five or more subscription rights you will not be able to subscribe for a share of Sears Hometown common stock or participate in the over-subscription privilege.

The subscription rights are transferable and trade on the NASDAQ Capital Market under the symbol “SHOSR.” Unless the rights offering is extended, trading of the subscription rights on the NASDAQ Capital Market will stop at the close of business on October 2, 2012.

Additionally, holders of subscription rights who fully exercise all of their subscription rights may also make a request to purchase additional shares of Sears Hometown common stock through the exercise of the over-subscription privilege, although we cannot assure that any over-subscriptions will be filled.

The rights offering is being made only by means of the Prospectus, including the supplements and any further amendment or supplement thereto, copies of which may be obtained from: Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038-3560, (866) 695-6074 (toll-free). The Prospectus, including the supplements and any further amendment or supplement thereto, contains important information about the rights offering and Sears Hometown, and holders of subscription rights are urged to read the Prospectus carefully.

If you have questions about the rights offering, including how to properly subscribe as a result of the Columbus Day holiday, or need additional copies of the rights offering documents, please contact Georgeson Inc., our information agent, by calling (866) 695-6074 (toll-free) or, if you are a bank, broker or other nominee, (212) 440-9800.

If you are a registered holder of Sears Holdings common stock and you wish to participate in the rights offering, you must deliver payment and a properly completed and duly executed rights certificate to the subscription agent to be received before 5:00 p.m., New York City time, on October 8, 2012. You may deliver the documents and payments by hand delivery, first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested and that you allow a sufficient number of days to ensure delivery to the subscription agent prior to the October 8, 2012 expiration date, which is a U.S. postal holiday.

If you are a beneficial owner of shares of Sears Holdings common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather have an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., New York City time, on October 8, 2012, including as a result of the expiration date for the rights offering falling on a federal bank holiday, in order to timely submit payment and other documents on your behalf.

The subscription agent for the rights offering is Computershare Inc. The address to which rights certificates and payments should be mailed or delivered by hand delivery or overnight courier is provided below.

By first class mail:	By hand or overnight courier:

Computershare Inc. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Inc. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus dated September 6, 2012, Prospectus Supplement No. 1 dated September 10, 2012 and Prospectus Supplement No. 2 dated September 17, 2012.

This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, Prospectus Supplement No. 1 dated September 10, 2012 and Prospectus Supplement No. 2 dated September 17, 2012, except to the extent that the information in this Prospectus Supplement No. 3 updates or supersedes the information contained in the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

There are significant risks associated with an investment in our common stock. These risks are described under the caption “Risk Factors” beginning on page 30 of the Prospectus, which you should carefully consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 3, Prospectus Supplement No. 2, Prospectus Supplement No. 1 or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 27, 2012.

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